Filed Pursuant to Rule 424(b)(3)

Registration No. 333-260439

SUPPLEMENT NO. 1 TO PROSPECTUS DATED NOVEMBER 12, 2021

(to Prospectus dated November 12, 2021)

Up to $21,000,000

Common Stock

This prospectus supplement updates and amends certain information contained on the cover page of the prospectus, dated November 12, 2021, or the ATM Prospectus, relating to the offer and sale of shares of our common stock, par value $0.0001 per share, or the Common Stock, through Cowen and Company, LLC, or TD Cowen, as our sales agent for an “at-the-market offering” program, or ATM Program. In accordance with the terms of the Sales Agreement, dated October 22, 2021, or the Sales Agreement, we may offer and sell up to a maximum of $50,000,000 of shares of Common Stock from time to time through TD Cowen as our sales agent. Of this amount, as of April 19, 2024, $47,970,731 remains available for issuance under the ATM Program. This prospectus supplement should be read in conjunction with the ATM Prospectus, and is qualified by reference to the ATM Prospectus, except to the extent that the information presented herein supersedes the information contained in the ATM Prospectus. This prospectus supplement is not complete without, and may only be delivered or utilized in connection with, the ATM Prospectus, including any amendments or supplements thereto.

Through April 19, 2024, we have sold 481,350 shares of Common Stock through TD Cowen under the Sales Agreement. We are filing this prospectus supplement to amend the ATM Prospectus because we are now subject to General Instruction I.B.6 of Form S-3, which limits the amounts that we may sell under the registration statement of which this prospectus supplement and the ATM Prospectus are a part. As a result of these limitations and the current public float of our Common Stock, and in accordance with the terms of the Sales Agreement, we may currently offer and sell shares of Common Stock having an aggregate offering price of up to approximately $21,000,000 from time to time through TD Cowen. If our public float increases such that we may sell additional amounts under the Sales Agreement and the registration statement of which this prospectus supplement and the ATM Prospectus are a part, we will file another prospectus supplement prior to making additional sales.

Our Common Stock is listed on The Nasdaq Stock Market, or Nasdaq, under the symbol “DRIO.” On April 18, 2024, the last reported sale price of our Common Stock on Nasdaq was $1.15 per share. The aggregate market value of our shares of Common Stock held by non-affiliates pursuant to General Instruction I.B.6 of Form S-3 is $63,061,856, which was calculated based on 25,845,023 shares outstanding held by non-affiliates and at a price of $2.44 per share, the closing price of our Common Stock on February 20, 2024, a date that is within 60 days of filing this prospectus supplement. As of the date hereof, we have not offered or sold any securities pursuant to General Instruction I.B.6 of Form S-3 during the prior 12 calendar month period that ends on and includes the date hereof.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the adequacy or accuracy of this Supplement No. 1 and the ATM Prospectus. Any representation to the contrary is a criminal offense.

TD Cowen

The date of this prospectus supplement is April 19, 2024